UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended December 31, 2024

Sparx Holdings Group, Inc.
(Exact name of issuer as specified in its charter)

Nevada	92-3402117
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1800d Mineral Spring Avenue, #164

North Providence, RI 02904

(Issuer Mailing Address)

401-830-9878

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Sparx Holdings Group, Inc.

For the Six Months Ended December 31, 2024, and 2023

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this report, the terms “Sparx”, “Sparx Holdings”, “Sparx Holdings Group”, “we”, “us”, “our” or “the Company” refers to Sparx Holdings Group, Inc. The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited financial statements and the related notes included elsewhere in Item 3 of this report and (2) the audited financial statements and the related notes thereto and management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2024, included in our 2024 Annual Report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical facts. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guarantee, or warranty is to be inferred from those forward-looking statements.

General

Note: For a comprehensive description of our business, please refer to our Form 1-K filed with the Securities and Exchange Commission on October 28, 2024.

On August 29, 2022, we entered into and consummated a Patent License Agreement (“Agreement”) with Sparx Technologies, LLC, a limited liability company (“Licensor”). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO and director. Ms. DeNunzio is the sole and first named inventor under a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent Office (“USPTO”) on January 28, 2022, relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network. The Patent License Agreement is referenced herein as EX-10.1 to the Form 8-K filed with the Securities and Exchange Commission on August 29, 2022. As a result of the Agreement, we adopted the existing operations and business plan of Sparx Technologies, LLC pursuant to the terms and conditions of the patent licensing agreement and ceased to be a shell company.

In partial consideration for the exclusive license granted by Licensor to the Company, the Company paid Sparx Holdings, LLC, a limited liability company, controlled and solely owned by Ms. DeNunzio, a non-refundable license fee upon execution of the Agreement in the amount of One Hundred Million shares (100,000,000) of the Company’s common stock (the “Initial License Fee”). The Initial License Fee is consideration for the grant and continuation of the license pursuant to a five-year term. Licensor shall have no obligation or liability to return any portion of the Initial License Fee. The Company shall pay Licensor a royalty of fifty percent (50%) of Licensee’s Net Sales of all Licensed Products developed and sold by the Company. Ownership of the licensed technology prior to, during the course or as a result of the Agreement, will be the sole and exclusive property of Licensor.

The Company intends to commercialize the Licensor’s wireless fire suppression technology, transforming it into a comprehensive fire protection and safety product line, while seeking approval from third-party testing bodies. Our aim is to offer enhanced protection against challenging fires across diverse premises, including commercial buildings and industrial sites, through the deployment of our advanced proprietary wireless mesh network fire suppression system technology. We are committed to designing, developing, integrating, installing, testing, manufacturing, producing, and marketing our initial wireless mesh network fire suppression system, branded as the “Sparx™ Smart Sprinkler System.”

The Company has completed the construction of the first full version of its Sparx™ Smart Sprinkler System prototype. Over the past year, it has refined the prototype based on initial bench testing and internal evaluations. Additionally, efforts have been made to reduce the size of certain components of the original prototype, particularly the Sensing and Activation Units, which are integral to the system. At this stage, the Company does not consider the Sparx™ Smart Sprinkler System ready for full-scale production or market launch. Further testing, including costly third-party evaluations, may be necessary, as outlined below in the section titled “Third-Party Testing.”

The Sparx™ Smart Sprinkler System consists of Sensing and Activation Units designed to interface with traditional fire sprinkler parts. The Sensing and Activation Units could allow fire sprinklers to detect fires early on in their development using temperature, smoke, flame, and gas sensors. The Company has also developed the first version of its prototype Hub which collects and analyzes data from Sensing and Activation Units. The Company has equipped the Hub to seamlessly operate on backup battery power in the event of power loss. The Hub also includes a touchscreen interface so users can easily view system health and status. The Company has integrated software to allow the Hub to wirelessly communicate to Sensing and Activation Units and trigger sprinkler activations.

It is anticipated that throughout ongoing and future testing phases, the prototype system will undergo several revisions. The Company cannot accurately predict, at this juncture, when a market-ready version of the prototype system will be available. The Company's progress and ability to achieve its goals depend almost entirely on securing additional capital or forming a joint venture with a partner that can provide the necessary funding. Without this financial support, the Company lacks the means to fully execute its business plan, conduct large-scale testing, complete third-party evaluations, and ultimately generate a profit.

Pictured above: Inactivated bulb style sprinkler head with Sparx™ Sensing and Activation Unit (fits around bulb style sprinkler head)	Pictured above: Activated bulb style sprinkler head with Sparx™ Sensing and Activation Unit (fits around bulb style sprinkler head)

A video demonstrating the potential capabilities of our Sensing and Activation Unit can be viewed here: https://www.youtube.com/watch?v=BtlJBlV4qFk

Pictured above: Our main control “Hub” which acts as a central communication station between our Sensing and Activation units.	Pictured above: “Hub Touch Screen” which displays real time data communicated by the system, including but not limited to alarm conditions, environmental data, warnings, logs, etc.

On January 20, 2023, Sparx Technologies, LLC filed a utility patent application with the USPTO under 35 USC 111(a) for a Mesh Network Fire Suppression System and Associated Methods with Serial No. 18/099,584. A prior provisional application with Serial No. 63/304,302 was filed with the USPTO on January 28, 2022.

In addition, an international patent application (PCT) was also filed with the USPTO on January 23, 2023, resulting in international patent pending status. An international application Serial No. PCT/US23/11314 was issued by the USPTO.

On September 19, 2022, Sparx Technologies, LLC filed Trademark Applications with the USPTO under Application Serial No. 97/597085 and Serial No. 97/597092 to register our brand name “SPARX” and Sparx design logo, respectively. Licensor has provided us permission, informally, to utilize the brand name SPARX and design logo. There are no terms of consideration pursuant to this arrangement and no formal agreement. On October 3, 2023, both Trademark Applications were approved for publication by the USPTO. As our products are not yet on the market, we have continued to file timely Requests for Extension of Time to File a Statement of Use, maintaining the applications are in good standing while we prepare for commercial launch.

On June 14, 2024, Sparx Technologies, LLC filed a provisional patent application with the USPTO under Application Serial No. 63/660,134 titled “Pyrotechnic Release Mechanism for a Sprinkler Head.” Licensor has provided us informal permission to utilize the subject matter of this provisional patent application in our development efforts. There are no terms of consideration pursuant to this arrangement and no formal agreement.

Sparx Technologies, LLC has also pursued international patent protection for the Mesh Network Fire Suppression System and Associated Methods through national phase entry under the Patent Cooperation Treaty (PCT). As of 2024, applications have been filed in Canada, the European Union, China, and Australia. These filings include Chinese Patent Application Serial No. 202380025118.7, published on November 1, 2024 under publication no. CN118891087A; European Patent Application Serial No. 23707198.0, published on December 4, 2024 under publication no. EP4469167; Canadian Patent Application filed July 24, 2024 (serial number not yet assigned); and Australian Patent Application Serial No. 2023211557, filed August 2, 2024. While the existing Patent License Agreement between Sparx Holdings Group, Inc. and Sparx Technologies, LLC pertains solely to U.S. Patent Rights, Sparx Technologies, LLC has provided us informal permission to utilize these foreign patent filings in connection with our development efforts. There are no terms of consideration pursuant to this informal arrangement and no formal agreement with respect to the international applications.

The Company has no employees at this time and relies upon the services of our sole officer Cassandra DeNunzio, who is also a director, and Jeffrey DeNunzio another director. From time to time, the Company may utilize outside contractors to assist with the development of its technology.

The success of our development efforts relies primarily on Cassandra DeNunzio, who has been the driving force behind the creation, testing, and ongoing refinement of our technology. She brings extensive expertise in electrical engineering, electrical component design, and product development within the fire protection sector.

Financing

Management intends to finance operating expenses through contributions to capital from related parties, proceeds from the sale(s) of its common stock, or alternative means of financing that have not yet been fully determined. There is no assurance that management's plan will be successful or that it will have sufficient funds to achieve its business objectives.

The Company's ability to progress and achieve its goals—including, but not limited to, bringing a market-ready version of the Sparx™ Smart Sprinkler System to market—depends almost entirely on obtaining additional funding or forming a joint venture with a partner that can provide the necessary financial resources. Without this support, the Company cannot fully execute its business plan, conduct large-scale testing, complete third-party evaluations, or ultimately generate a profit.

Third-Party Testing

The Company believes securing additional capital is necessary to execute its business agenda effectively. Presently, the Company foresees that a significant portion of its funding over the next twelve months, and potentially beyond, will be allocated towards third-party testing of its prototype Sparx™ Smart Sprinkler System. Subsequently, upon achieving a market-ready version of the Sparx™ Smart Sprinkler System, the Company will need to assess the associated costs of bringing the product to mass market. However, as the prototype is still undergoing testing and may undergo revisions, these costs have not been definitively determined at this stage.

The Company currently lacks the necessary financing or funding to conduct adequate testing and third-party evaluations needed to develop a market-ready product and, ultimately, bring it to market. The Company has been dedicating significant time to attending road shows to showcase its technology in hopes of attracting the interest of a larger, more financially capable company that may be interested in forming a partnership or joint venture, providing the funding needed to fulfill the Company's business agenda. Additionally, while the Company has not yet identified any new specific methods of raising capital beyond those it has already attempted, it continues to diligently explore all available options and seeks new opportunities to secure the necessary financing.

To effectively market our future products, third-party testing is likely necessary. UL Solutions (UL) and FM are two common third-party entities in the United States that provide listing, approval, or certification services within the fire protection industry. UL is a reputable testing institute that is one of the largest public safety testing labs in the world, while FM also has an international reputation for testing and is well-regarded in the industry. In contrast to UL, FM is an insurance company that provides insurance coverage to customers that use products that they have approved or certified to their own testing standards.

Our initial objective is to obtain UL Listing or conduct specific application testing with a third-party testing agency for an application that may present challenges for traditional fire sprinkler systems. We are also exploring opportunities for third-party testing in commercial settings that have strict water supply requirements. The Sparx™ Smart Sprinkler System could potentially provide adequate protection using less water than traditional fire sprinkler systems. We would also like to obtain FM Approval for the Sparx™ Smart Sprinkler System, but we believe that there may be additional testing with FM due to our product’s novelty in the fire sprinkler industry. Our plan is to first work with a third-party testing agency such as UL Solutions to see how our product performs in large-scale testing, before working with FM on a test program for FM Approval. The third-party testing requested for our product will most likely include mechanical and electrical testing, as well as large-scale fire testing.

Our product's first application may be focused on providing adequate suppression for a storage application that cannot be currently protected with reasonable water demand. We may also explore potential initial applications involving hazardous commodities or other scenarios that may present challenges for traditional fire sprinkler systems. We plan to allocate a significant portion of our funding towards conducting large-scale fire tests, which can be expensive due to the need for experienced personnel and state-of-the-art test labs that can handle fire hazards. Fire tests for high-storage heights may be conducted in at least three scenarios, as fires can originate directly under a single sprinkler head, between two sprinkler heads, or among four sprinkler heads. We estimate the cost of each large-scale fire test for high-storage heights to range anywhere from $250k to $1M. As reflected in our balance sheet, we currently lack the necessary funding to carry out these tests and are actively exploring financing options. Currently, our testing has been constrained to internal testing and bench testing.

Following a test program with UL, we may decide to pursue FM Approval so we can sell our products to more customers, conduct performance-based design solutions for individual customers, or work towards conquering other challenging fire suppression applications.

Risk of Testing Delays and Impact on Future Revenue and Business Viability

We are currently in the process of developing and refining our Sparx™ Smart Sprinkler System. However, the Company faces significant challenges due to its inability to secure the necessary funding for large-scale third-party testing, listings, approvals and/or certifications, which may be critical for bringing the product to market.

The Company anticipates that extensive third-party testing by recognized industry bodies such as UL Solutions or FM may be required to conduct testing or obtain listings, approvals, and/or certifications for successful commercial deployment. This third-party testing and/or listings, approvals, and/or certifications may be essential for regulatory compliance and customer adoption. Without this third-party testing and/or listings, approvals, and/or certifications, the Company may be unable to market, sell, or generate revenue from the Sparx™ Smart Sprinkler System.

Furthermore, delays in testing could result in:

A)	Missed market opportunities: Competitors with third-party testing and/or listed, approved, or certified products could gain a larger market share, reducing Sparx’s potential customer base.
B)	Extended pre-revenue period: Without the ability to sell its product, the Company will remain pre-revenue, increasing its dependency on external financing.
C)	Increased financial strain: Ongoing development and operational costs without corresponding revenue could significantly impact liquidity, potentially forcing the Company to scale back operations or seek additional financing on unfavorable terms.
D)	Reputational risk: Prolonged testing or listing, approval, or certification challenges could undermine investor and customer confidence in the Company's ability to deliver a market-ready product.

Given the Company’s current financial position, failure to secure funding for testing and/or listing, approval, and/or certification in a timely manner may materially and adversely impact its ability to execute its business plan, achieve profitability, or continue operations.

Results of Operations

As of December 31, 2024, and June 30, 2024.

Assets

As of December 31, 2024, and June 30, 2024, we had cash and cash equivalents of $65,812 and $74,552, respectively.

As of December 31, 2024, we did not have any prepaid expenses. As of June 30, 2024, we had prepaid expenses in the amount of $1,062.

As of December 31, 2024, we did not hold any right-of-use lease assets. In contrast, as of June 30, 2024, we had a right-of-use lease asset valued at $19,548 for office space (see Note 8 to our financial statements).

As of December 31, 2024, our total assets were $65,812, down from $95,162 as of June 30, 2024. The decrease is primarily due to a reduction in cash on hand and the absence of a right-of-use lease asset as of December 31, 2024.

Liabilities

As of December 31, 2024, and June 30, 2024, we had total liabilities of $709 and $21,825, respectively. As of December 31, 2024, and June 30, 2024, our total liabilities were $709 and $21,825, respectively. The decrease was primarily due to the right-of-use lease liability recorded as of June 30, 2024, as well as accrued expenses and other payables that were present at that time but no longer outstanding as of December 31, 2024.

For the Six Months Ended December 31, 2024, and the Six Months Ended December 31, 2023

Revenues

We have not realized any revenues for the six months ended December 31, 2024, and December 31, 2023.

Internal Control Over Financial Reporting

As of December 31, 2024, the Company did not maintain effective internal controls over financial reporting. The Company currently lacks formal internal control procedures and does not have an internal audit function in place. Due to the small size of the Company and limited personnel, management is unable to implement adequate segregation of duties, which creates a material weakness in internal control over financial reporting.

While we have plans to monetize our Sparx™ Smart Sprinkler System in the future, we currently do not have a market-ready product available for sale. We are in the ongoing process of developing our Sparx™ Smart Sprinkler System. We believe that additional testing will be required before we can consider bringing it to market.

As noted throughout, we currently lack the necessary funding to conduct large-scale testing or third-party evaluations, which we believe are essential for bringing our Sparx™ Smart Sprinkler System to market. However, we are actively exploring potential funding options, but no definitive plans for securing the necessary financing have been determined or finalized as of this date.

Operating Expenses

Our total operating expenses were $26,994, and $165,561 for the six months ended December 31, 2024, and 2023, respectively.

For the six months ended December 31, 2024, our total operating expenses primarily consisted of marketing and general & administrative expenses. In comparison, for the six months ended December 31, 2023, our operating expenses were mainly composed of research & development, marketing, and general & administrative expenses. Although no research & development expenses were recorded for the six months ended December 31, 2024, this does not mean efforts to enhance our technology have ceased. Our sole officer, Cassandra DeNunzio, has been actively refining and improving the company’s existing prototype, as detailed throughout this report. She has also been working to advance the company's technology by engaging in discussions with industry professionals and attending relevant conferences, where she gathers valuable insights on potential product enhancements. However, Cassandra DeNunzio is not a salaried employee and for the six months ended December 31, 2024, she did not receive any compensation for her efforts.

For the six months ended December 31, 2024, we had marketing expenses of $4,300, and general & administrative expenses of $22,694. For the six months ended December 31, 2023, we had research & development costs of $13,074, marketing expenses of $6,762, and general & administrative expenses of $45,725.

Research and development costs for the six months ended December 31, 2023, as well as marketing expenses for both the six months ended December 31, 2023 and December 31, 2024, were incurred in support of the advancement of our Sparx™ Smart Sprinkler System. As mentioned throughout, while the Sparx™ Smart Sprinkler System prototype has been developed, it is expected to undergo further refinements during additional testing. Currently, this testing is limited to bench and internal testing due to insufficient funding.

The variance in our operating expenses is primarily due to a decrease in general and administrative expenses for the six months ended December 31, 2024, compared to the same period in 2023. We believe that general and administrative expenses have decreased, not due to reduced activity in developing the Company’s prototype or technology, but rather because of an overall reduction in ongoing general & administrative expenses.

Net Loss

Our net loss was $26,994 and $65,561 for the six months ended December 31, 2024, and 2023, respectively. We believe the variance is due to the same reasons as those noted above under “Operating Expenses.”

Operating Activities

For the six months ended December 31, 2024, and December 31, 2023, we had net cash used in operating activities of $(27,501) and $(66,661), respectively. The variance is primarily due to a greater net loss for the six months ending December 31, 2023.

Financing Activities

On or about January 4, 2023, the Company issued 75,000 shares of our Common Stock to a non-related party in exchange for services related to the Company.

On or about May 3, 2023, the Company sold 5,000,000 shares of our Common Stock to a non-related party at $.02 per share for total proceeds of $100,000. The aforementioned shares were sold pursuant to our qualified Regulation A offering.

On June 27, 2023, the Company sold 1,250,000 shares of our common stock to a non-related party at $0.02 per share for total proceeds totaling $25,000. The Company was paid for this subscription on or about July 10, 2023. The aforementioned shares were sold pursuant to our qualified Regulation A offering.

During the year ended June 30, 2024, 1,525,000 shares of common stock were sold to 7 shareholders (none of which were related parties) at $0.02 per share for proceeds totaling $30,500. The aforementioned shares were sold pursuant to our qualified Regulation A offering.

On September 20, 2024, the Company sold through NetCapital, Inc., an SEC registered crowdfunding portal, 14,000 shares of Series A preferred stock to approximately 16 investors, generating total gross proceeds of $14,000. The majority of these investors were family and friends, including, but not limited to, Jeffrey DeNunzio, the Company’s Director and brother of Cassandra DeNunzio; Thomas DeNunzio, father of both Jeffrey and Cassandra DeNunzio; and Cassandra DeNunzio, the Company's sole officer, whose husband also participated as an investor in this offering. The Series A shares do not carry voting rights and will automatically convert into an equivalent dollar amount of the Company’s common shares 366 days after the close of the Regulation Crowdfunding offering. The stated value of each Series A share is $1. The aforementioned shares were sold pursuant to Regulation Crowdfunding.

Compensation

The Company’s stock-based compensation expense for the periods ended December 31, 2024, and 2023 was $0 for both periods.

During the six months ending December 31, 2023, we paid $10,000 to our Chief Executive Officer and Director, Cassandra DeNunzio, in exchange for services she provided to the Company related to research and development.

Liquidity and Capital Resources

Management plans to fund operating expenses through capital contributions from related parties, proceeds from the sale of common stock, or other financing methods that have not yet been fully determined. However, there is no guarantee of success in these efforts or that adequate funds will be available to meet the company's business objectives. Additionally, there is no assurance that management will be able to provide funding or that they will have the means to do so. It should be noted that there are no agreements in place with any of the Company's officers or directors regarding funding.

Currently, we have limited capital resources and no access to bank financing or other external funding. To meet our future goals, we believe we must secure additional capital. While we are actively seeking additional capital, we cannot guarantee that we will secure such capital. We may explore various financing options, including issuing equity or debt securities or obtaining credit facilities. However, even if we raise the required funds, unforeseen costs or cash needs may arise, necessitating alternative financing. Moreover, issuing additional equity or debt securities could dilute existing stockholders' ownership or grant superior rights to new investors. If we fail to secure additional financing on acceptable terms, we may need to reduce operations, slowing our progress, or temporarily halt operations until we secure adequate funding.

In the absence of sufficient capital resources, the Company may consider entering into a joint venture with a more established company that has the necessary resources. In such a scenario, the partner company would provide the funding required to further the Company’s business agenda. Without this financial support, or securing additional financing, the Company lacks the means to fully execute its business plan, conduct large-scale testing, complete third-party evaluations, and ultimately generate a profit. However, there is no guarantee that the Company will secure any financing or enter into any partnership or joint venture with another company.

Contractual Obligations and Off-Balance Sheet Arrangements

We have the following contractual obligations:

1) Equiniti-Transfer Agent pursuant to Registrar Agreement. The address is 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120. The phone number is 651-453-2139.

2) Sparx Technologies, LLC patent license agreement executed on August 29, 2022.

3) On December 29, 2023, the Company entered into a lease agreement with related party Lisa DeNunzio (the “Landlord”) and mother of our CEO for a term of 5 years, beginning January 1, 2024. The monthly rent was $500 per month. The Company estimated the present value of the lease payments using an estimated incremental borrowing rate of 15%. This lease was terminated on December 31, 2024, and the remaining lease asset and liabilities were eliminated from the financial statements as of December 31, 2024. (see Note 8 to our financial statements below).

We do not have any off-balance sheet arrangements.

Item 2. Other Information

None.

Item 3. Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America.

Operating results for the six months ended December 31, 2024, are not necessarily indicative of the results that can be expected for the year ending June 30, 2025.

Sparx Holdings Group, Inc.

Condensed Financial Statements and Notes

For the Semi-Annual Period Ended December 31, 2024

Sparx Holdings Group, Inc.

Condensed Balance Sheets

	December 31, 2024 (Unaudited)	June 30, 2024 (1)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$65,812	$74,552
Prepaid expenses	-	1,062
TOTAL CURRENT ASSETS	65,812	75,614
ROU Lease asset (long term)	-	19,548
TOTAL ASSETS	65,812	95,162

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
ROU lease liability	$-	$3,288
Accrued Expenses and other payables	709	$2,277
TOTAL CURRENT LIABILITIES	709	5,565
ROU Lease liability (long term)	-	16,260

TOTAL LIABILITIES	$709	$21,825

Stockholders’ Equity (Deficit)
Preferred stock ($.0001 par value, 5,000,000 shares authorized; 500,000 shares designated as Series A Convertible Preferred Stock (“Series A”); 14,000 and 0 Series A issued and outstanding as of December 31, 2024 and June 30, 2024, respectively; 2 preferred shares designated as Series Z Super Voting Preferred Stock (“Series Z”) 2 shares of Series Z issued and outstanding as of December 31, 2024, and June 30, 2024)	1	-

Common stock ($.0001 par value, 500,000,000 shares authorized, 285,350,031 issued and outstanding as of December 31, 2024 and June 30, 2024)	28,535	28,383
Additional paid-in capital	231,258	212,498
Accumulated deficit	(194,691)	(167,697)
Total Stockholders’ Equity (Deficit)	65,104	73,336

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)	$65,812	$95,162

(1) The condensed balance sheet as of June 30, 2024, was derived from the audited balance sheet as of that date.

The accompanying notes are an integral part of these financial statements.

Sparx Holdings Group, Inc.

Condensed Statements of Operations

(Unaudited)

	Six Months Ended December 31, 2024	Six Months Ended December 31, 2023

Operating expenses

Research & Development	$-	$13,074
Marketing	4,300	6,762
General & Administrative	22,694	45,725
Total operating expenses	26,994	65,561

Net loss	$(26,994)	$(65,561)

Basic and Diluted net loss per common share	$(0.00)	$(0.00)

Weighted average number of common shares outstanding - Basic and Diluted	285,350,031	261,448,9779

The accompanying notes are an integral part of these financial statements.

Sparx Holdings Group, Inc.

Statement of Changes in Stockholders’ (Deficit)

For the Period Ended June 30, 2024, to December 31, 2024

(Unaudited)

	Common Shares	Par Value Common Shares	Preferred Shares	Par Value Preferred Shares	Additional Paid-in Capital	Accumulated Deficit	Total

Balances, June 30, 2024	285,350,031	$28,535	2	$-	$212,498	$(167,697)	$73,336
Series A preferred shares sold	-	-	14,000	1	13,999	-	14,000
Expenses paid on behalf of the Company and contributed to capital	-	-	-	-	4,761	-	4,761
Net loss	-	-	-	-	-	(26,994)	(26,994)
Balances, December 31, 2024	285,350,031	$28,535	14,002	$1	$231,258	$(194,691)	$65,104

Sparx Holdings Group, Inc.

Statement of Changes in Stockholders’ (Deficit)

For the Period Ended June 30, 2023, to December 31, 2023

(Unaudited)

	Common Shares	Par Value Common Shares	Preferred Shares	Par Value Preferred Shares	Additional Paid-in Capital	Accumulated Deficit	Total

Balances, June 30, 2023	285,350,031	$28,535	-	$-	$129,374	$(58,138)	$99,619
Common shares sold	1,525,000	153	-	-	30,348	-	30,500
Expenses paid on behalf of the Company and contributed to capital	-	-	-	-	26,215	-	26,215
Net loss	-	-	-	-	-	(65,561)	(65,561)
Balances, December 31, 2023	285,350,031	$28,535	-	$-	$185,936	$(123,699)	$90,772

The accompanying notes are an integral part of these financial statements.

Sparx Holdings Group, Inc.

Condensed Statements of Cash Flows

(Unaudited)

	Six Months Ended December 31, 2024	Six Months Ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(26,994)	$(65,561)
Adjustment to reconcile net loss to net cash used in operating activities:

Changes in current assets and liabilities:
Prepaid expense	1,062	(2,624)
Accrued expenses and other payables	(1,569)	1,524
Net cash used in operating activities	(27,501)	(66,661)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash from the sale of common shares	$14,000	$30,500
Expenses contributed to capital	4,761	26,214
Net cash provided by financing activities	18,761	56,714
Net change in cash	$(8,740)	$(9,947)
Beginning cash balance	74,552	100,219
Ending cash balance	$65,812	$90,272

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$-	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements.

Sparx Holdings Group, Inc.
Notes to the Condensed and Unaudited Financial Statements

Note 1 - Organization and Description of Business

Sparx Holdings Group, Inc. (“the Company”), formerly known as “Prime Time Holdings, Inc.,” was incorporated on June 30, 2021, in the State of Nevada.

On June 30, 2021, Jeffrey DeNunzio was appointed Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of the Company.

On May 18, 2022, Jeffrey DeNunzio resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer. He remains a Director of the Company.

The resignations of Mr. Jeffrey DeNunzio were not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

On May 18, 2022, Ms. Cassandra DeNunzio was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Following the appointment of Ms. Cassandra DeNunzio, the Company began to seek business opportunities in the area of fire suppression technologies.

The Company has no employees at this time and relies upon the services of our sole officer Cassandra DeNunzio, who is also a director, and Jeffrey DeNunzio, another director. Jeffrey DeNunzio is the brother of Cassandra DeNunzio.

The results for the six months ended December 31, 2024, are not necessarily indicative of the results of operations for the full year. These financial statements and related footnotes should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 1-K for the year ended June 30, 2024, filed with the Securities and Exchange Commission.

The accompanying condensed financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at December 31, 2024 and for the related periods presented.

The Company has a fiscal year end of June 30th .

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at December 31, 2024, and June 30, 2024 were $65,812 and $74,552 respectively.

Leases

Lease right of use (“ROU”) assets and liabilities are recognized at commencement date of the lease, based on the present value of lease payments over the lease term. We determine if a contract is a lease at the inception of the arrangement. We review all options to extend, terminate, or purchase the ROU assets, and when reasonably certain to exercise, we include the option in the determination of the lease term and lease liability. The lease ROU asset also includes any lease payments made and excludes any lease incentives. When readily determinable, we use the implicit rate in determining the present value of lease payments. When leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date, including the lease term. We recognize ROU assets and liabilities for all leases with a lease term of 12 months or longer.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.”  Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at December 31, 2024 and June 30, 2024.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

The Company does not have any potentially dilutive instruments as of December 31, 2024 and, thus, anti-dilution issues are not applicable.

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of December 31, 2024.

The Company’s stock-based compensation expense for the periods ended December 31, 2024 and 2023 was $0 for both periods.

Recently Issued Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 3 - Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically operating loss, working capital deficiency, and other adverse key financial ratios.

The Company has not established any source of revenue to cover its operating costs. Management plans to fund operating expenses with related party contributions to capital. There is no assurance that management's plan will be successful. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

Note 4 - Income Taxes

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefit for the period presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. As of December 31, 2024, the Company has incurred a net loss of approximately $194,691 which resulted in a net operating loss for income tax purposes. The loss results in a deferred tax asset of approximately $40,885 at the effective statutory rate of 21%. The deferred tax asset has been offset by an equal valuation allowance. Given our inception on June 30, 2021, and our fiscal year end of June 30, 2024, we have completed three taxable fiscal years.

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.  In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has incurred a net operating loss carryforward of $194,691 which begins expiring in 2036. The Company has adopted ASC 740, “Accounting for Income Taxes”, as of its inception. Pursuant to ASC 740 the Company is required to compute tax asset benefits for non-capital losses carried forward. The potential benefit of the net operating loss has not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the loss carried forward in future years.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

Note 5 - Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of December 31, 2024 except for the following:

On August 29, 2022, we entered into and consummated a Patent License Agreement (“Agreement”) with Sparx Technologies, LLC, a limited liability company (“Licensor”). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO and Director. Ms. DeNunzio is the sole and first named inventor under a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent Office (“USPTO”) on January 28, 2022, relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network.

As a result of the Agreement, we adopted the existing operations and business plan of Sparx Technologies, LLC pursuant to the terms and conditions of the patent licensing agreement and ceased to be a shell company.

In partial consideration for the exclusive license granted by Licensor to the Company, the Company paid Sparx Holdings, LLC, a limited liability company, controlled and solely owned by Ms. DeNunzio, a non-refundable license fee upon execution of the Agreement in the amount of One Hundred Million shares (100,000,000) of the Company’s common stock (the “Initial License Fee”). The Initial License Fee is consideration for the grant and continuation of the license pursuant to a five-year term. Licensor shall have no obligation or liability to return any portion of the Initial License Fee. The Company shall pay Licensor a royalty of fifty percent (50%) of Licensee’s Net Sales of all Licensed Products developed and sold by the Company. Ownership of the licensed technology prior to, during the course or as a result of the Agreement, will be the sole and exclusive property of Licensor.

The consummation of the Agreement is deemed to be a related party transaction given Cassandra DeNunzio serves as our sole officer, and as a member of our Board of Directors. She is also the sole member and controller of Sparx Technologies, LLC.

Note 6 - Shareholder Equity

Preferred Stock

The authorized preferred stock of the Company consists of 5,000,000 shares with a par value of $0.0001. 500,000 preferred shares are designated as Series A Convertible Preferred Stock (“Series A”) and 2 preferred shares are designated as Series Z Super Voting Preferred Stock (“Series Z”).

As of December 31, 2024, and June 30, 2024, there were 14,000 and 0 Series A shares outstanding, respectively, and 2 and 0 Series Z shares outstanding, respectively.

On March 15, 2024, we filed a Certificate of Designation amending our Articles of Incorporation and designating the rights and restrictions of 2 shares of our Series Z Super Voting Preferred Stock, par value $.0001 per share, pursuant to resolutions approved by our Board of Directors on March 15, 2024. In addition, on March 15, 2024, we filed a Certificate of Designation amending our Articles of Incorporation and designating the rights and restrictions of 500,000 shares of our Series A Convertible Preferred Stock, par value $.0001 per share, pursuant to resolutions approved by our Board of Directors on March 15, 2024.

The Series Z Super Voting Preferred Stock shall have full voting rights and powers on all matters subject to a vote by the shareholders of the Company’s Common Stock and shall be entitled to notice of any shareholders meeting in accordance with the Bylaws of the Company, and shall be entitled to vote with respect to any question upon which shareholders of Common Stock or shareholders of any other class or series of voting capital stock having the right to vote, including, without limitation, the right to vote for the election of directors, voting together with the shareholders of Common Stock or holders of any other class or series of voting capital stock having the right to vote, as one class.

For so long as at least one share of Series Z Super Voting Preferred Stock is issued and outstanding, the Holders of Series Z Super Voting Preferred Stock shall vote together as a single class with the shareholders of any other class or series of shares entitled to vote with the Common Stock, with the Holders of Series Z Super Voting Preferred Stock being entitled to eighty percent (80%) of the total votes on all such matters regardless of the actual number of Series Z Super Voting Preferred Stock then outstanding, and the shareholders of voting capital stock and any other shares entitled to vote being entitled to their proportional share of the remaining 20% of the total votes based on the their respective voting power.

The Holders of Series Z Super Voting Preferred Stock shall have no liquidation rights and will not entitled to any dividends. Series Z Super Voting Preferred Stock is not convertible into any other shares of the Company.

On March 15, 2024, the Board of Directors authorized the issuance of one share of Series Z Super Voting Preferred Voting Stock to our CEO and Director, Ms. Cassandra DeNunzio, and one share of Series Z Super Voting Preferred Stock to our Director Jeffrey DeNunzio with an 80% voting designation.

On September 20, 2024, the Company sold through NetCapital, Inc., an SEC registered crowdfunding portal, 14,000 shares of Series A preferred stock to approximately 16 investors, generating total gross proceeds of $14,000. The majority of these investors were family and friends, including, but not limited to, Jeffrey DeNunzio, the Company’s Director and brother of Cassandra DeNunzio; Thomas DeNunzio, father of both Jeffrey and Cassandra DeNunzio; and Cassandra DeNunzio, the Company's sole officer, whose husband also participated as an investor in this offering. The Series A shares do not carry voting rights and will automatically convert into an equivalent dollar amount of the Company’s common shares 366 days after the close of the Regulation Crowdfunding offering. The stated value of each Series A share is $1. The aforementioned shares were sold pursuant to Regulation Crowdfunding.

Common Stock

The authorized preferred stock of the Company consists of 500,000,000 shares with a par value of $0.0001. There were 285,350,031 shares of common stock issued and outstanding as of December 31, 2024 and June 30, 2024.

During the year ended June 30, 2024, 1,525,000 shares of common stock were sold to 7 shareholders at $.02 per share for proceeds totaling $30,500.

Additional Paid-In Capital

During the period ended December 31, 2024, Thomas DeNunzio, a shareholder of the Company and the father of the Company’s sole officer and directors, paid expenses on behalf of the Company totaling approximately $4,761.

During the period ended June 30, 2024, Jeffrey DeNunzio, the Company’s director, paid expenses on behalf of the Company totaling approximately $11,797.

Also, during the period ended June 30, 2024, Thomas DeNunzio paid expenses on behalf of the Company totaling approximately $40,980.

*Jeffrey DeNunzio is the brother of Cassandra DeNunzio, the Company’s sole officer.

Note 7 - Related-Party Transactions

Office Space

We utilize the home office space and equipment of our management at no cost.

Lease

On December 29, 2023, the Company entered into a lease agreement with related party Lisa DeNunzio (the “Landlord”) and mother of our CEO for a term of 5 years, beginning January 1, 2024. The monthly rent was $500 per month. (see Note 8). This lease was terminated on December 31, 2024.

Preferred Series Z shares

On March 15, 2024, we issued one share of our Series Z Super Voting Preferred Stock to Ms. Cassandra DeNunzio and one share of our Series Z Super Voting Preferred Stock to Mr. Jeffrey DeNunzio as compensation for services to the Company (see Note 6 – Preferred Shares).

Services Rendered

During the six months ending December 31, 2023, we paid $10,000 to our Chief Executive Officer and Director, Cassandra DeNunzio, in exchange for services she provided to the Company related to research and development.

Note 8 - Lease Assets and Liabilities

On December 29, 2023, the Company entered into a lease agreement with related party Lisa DeNunzio (the “Landlord”) and mother our CEO for a term of 5 years, beginning January 1, 2024. The monthly rent was $500 per month. The Company estimated the present value of the lease payments using an estimated incremental borrowing rate of 15%. This lease was terminated on December 31, 2024, and the remaining lease asset and liabilities were eliminated from the financial statements as of December 31, 2024.

Note 9 - Subsequent Events

Management has reviewed financial transactions for the Company subsequent to the period ended December 31, 2024, and has found that there was nothing material to disclose.

Item 4. Exhibits

Exhibit No.	Description

1A-2 (i)	Articles of Incorporation (1)
1A-2 (ii)	Certificate of Amendment (2)
1A-2 (iii)	Amended and Restated By-laws (3)
1A-3A (i)	Certificate of Designation of Series Z Super Voting Preferred Stock (4)
1A-3A (ii)	Certificate of Designation of Series A Convertible Preferred Stock (5)

____________________

(1)	Filed as EX-3.2 to Form 10-12G with the Securities and Exchange Commission on July 26, 2021
(2)	Filed as EX-31 to Form 8-K filed with the Securities and Exchange Commission on July 22, 2022.
(3)	Filed as EX1A-2B to our Offering Statement (1-A) filed with the Securities and Exchange Commission on March 31, 2023.
(4)	Filed as EX1U-2A (i) to Form 1-U filed with the Securities and Exchange Commission on March 18, 2024
(5)	Filed as EX1U-2A (ii) to Form 1-U filed with the Securities and Exchange Commission on March 18, 2024

 Signatures

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe the information contained within this Form 1-SA is true and correct to the best of its knowledge and belief and has duly signed this Form 1-SA in Cranston, Rhode Island on March 27, 2025.

Sparx Holdings Group, Inc.

By:	/s/ Cassandra DeNunzio
Chief Executive Officer, Chief Financial Officer (Principal Executive Officer, Principal Financial Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Cassandra DeNunzio
Cassandra DeNunzio, Chief Executive Officer, Chief Financial Officer, Director (Principal Executive Officer, Principal Financial Officer)
Date: March 27, 2025